SHF Holdings, Inc.

5269 W. 62nd Avenue,

Arvada, Colorado 80003

December 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: John Stickel

Re:	Acceleration Request for SHF Holdings, Inc.
Registration Statement on Form S-1, as amended (File No. 333-267796)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, SHF Holdings, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 4:30 P.M. (ET) on December 9, 2022 or as soon thereafter as practicable.

Please contact Nina Gordon of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, at (305) 373-9426 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

SHF Holdings, Inc.

By:	/s/ Sundie Seefried
Sundie Seefried
Chief Executive Officer